

January 21, 2020

Patrick Dovigi
President and Chief Executive Officer
GFL Environmental Holdings Inc.
100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9

> **Re: GFL Environmental Holdings Inc.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed October 23, 2019**
> **File No. 333-232731**

Dear Mr. Dovigi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Form F-1/A Filed January 8, 2020

Capitalization, page 73

1. Note (1) to the table indicates that you intend to reflect the application of net proceeds to repay certain indebtedness in your Capitalization table whereas your Use of Proceeds disclosures on page 71 indicate that you are not able to estimate the amount of net proceeds that will be used to repay indebtedness. Please clarify your disclosures accordingly.

2. Given the stated uncertainty over the completion of the Unit Offering, it is not clear whether there is a firm commitment for the Unit Offering and correspondingly whether the Unit offering proceeds should be reflected in the Capitalization Table or in the Pro Forma Financial Information. Please advise or revise as necessary. In regards to the pro

forma financial information, please specifically address how reflecting the Unit offering proceeds would be considered to be factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X.

Unaudited Pro Forma Combined Financial Information, page 79

3.   Please tell us what consideration you gave to also presenting a pro forma statement of operations for the nine-month period ended September 30, 2019 to reflect the Pre-Closing Capital Changes and Offering Adjustments.

Critical Accounting Estimates and Judgements
Share-Based Compensation, page 134

4.   For any equity issuances subsequent to April 30, 2019 as well as any planned future equity issuances, please provide the following for each transaction:
• Please identify the parties, including any related parties as well as the purpose of the issuance;
• Please tell us how you accounted or will account for the issuance;
• Please tell us the nature of any consideration;
• Please tell us the fair value of your underlying common stock used and your basis for this fair value, including a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value;
• Please tell us the significant factors that contributed to differences in the fair value determined between each valuation date; and
• To the extent applicable, please reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

Description of Purchase Contracts
Waiver of Jury Trial, page A-58

5.   We note your disclosure on pages A-58 and A-66 regarding the jury trial provision in your purchase contract agreement or indenture. Please disclose whether the jury waiver provision applies to claims under the U.S. federal securities laws. If the provision does apply to claims under the U.S. federal securities laws, please clearly disclose that by agreeing to the provision, investors cannot waive your compliance with the federal securities laws and the rules and regulations promulgated thereunder. Please include a risk factor to highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, whether it may discourage or limit suits against you and whether the provision applies to purchasers in secondary transactions.

        You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Al Pavot, Staff Accountant, at 202-551-3738 at if you have questions regarding comments on the financial statements and related matters. Please contact at Asia Timmons-Pierce, Special Counsel, at 202-

Patrick Dovigi
GFL Environmental Holdings Inc.
January 21, 2020
Page 3

551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ryan Bekkerus